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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

divine, inc.
(Exact name of registrant as specified in its charter)

Delaware	36-4301991
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
1301 North Elston Avenue, Chicago, Illinois	60622
(Address of principal executive offices)	(Zip Code)

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

        Securities Act registration statement file number to which this form relates: N/A (if applicable)

        Securities to be registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

        Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to
be so registered

Rights to Purchase Series A Junior Participating Preferred Stock

Item 1.    Description of Registrant's Securities to Be Registered

        On January 31, 2001, the Board of Directors (the "Board") of divine, inc. (formerly known as divine interVentures, inc.) (the "Company") declared a dividend distribution of one Right for each outstanding share of class A common stock, par value $0.001 per share, of the Company ("Common Stock") to stockholders of record at the close of business on February 23, 2001 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), per share of Common Stock, at a Purchase Price of $15.00, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Computershare Investor Services, LLC, as Rights Agent. On May 29, 2002, the Board determined that it was in the best interests of the Company and its stockholders to make certain modifications to the terms and conditions of the Rights Agreement and, effective as of May 29, 2002, by Amendment No. 3 to the Rights Agreement (the "Amendment"), the Company and the Rights Agent amended the terms of the Rights Agreement (as amended, the "Amended Rights Agreement"). Also on May 29, 2002, the Company effected a 1-for-25 reverse stock split of the Common Stock, whereby every 25 outstanding shares of Common Stock were combined into one share of Common Stock (the "Reverse Stock Split"). As a result of the Reverse Stock Split, holders of Common Stock are now entitled to 25 Rights for each one share of Common Stock they own.

        The Amended Rights Agreement revised the definition of "Acquiring Person" to provide that, among other things, such term shall also not include any person who is or becomes a party to the Securities Purchase Agreement (the "Purchase Agreement"), dated on or about May 28, 2002, by and among the Company and the persons identified therein as "Buyers" (including, but not limited to, Oak Investment Partners, Limited Partnership; Oak X Affiliates Fund, Limited Partnership; Oak Investment Partners IX, Limited Partnership; Oak IX Affiliates Fund, Limited Partnership; and Oak IX Affiliates Fund-A, Limited Partnership; and their affiliates or associates), but only to the extent such person would become an Acquiring Person due to the beneficial ownership of Common Stock issued or issuable upon conversion of Series B Convertible Preferred Stock of the Company issued pursuant to the Purchase Agreement.

        The following summary of the principal terms of the Amended Rights Agreement is a general description only, the full text of which is incorporated herein by reference. The description of the Series A Preferred Stock below is qualified in its entirety by reference to the Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock, as amended by the Amended Certificate (as defined below), the full text of which is incorporated herein by reference.

        Initially, the Rights attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates were distributed. Subject to certain exceptions specified in the Amended Rights Agreement, the Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 Business Days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of fifteen percent (15%) or more, or twenty percent (20%) or more if such person or group owned ten percent (10%) or more on the adoption date of the Rights Agreement, of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or (ii) 10 Business Days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Amended Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Amended

Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

        The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on January 31, 2011, unless earlier redeemed, exchanged, or extended by the Company.

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

        In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property, or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Amended Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

        For example, at an exercise price of $15.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $30.00 worth of Common Stock (or other consideration, as noted above) for $15.00. Assuming that the Common Stock had a per share value of $2.00 at such time, the holder of each valid Right would be entitled to purchase fifteen shares of Common Stock for $15.00.

        In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow, or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events".

        At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences, and privileges), per Right (subject to adjustment).

        At any time until ten (10) Business Days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock, or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for

Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

        Any of the provisions of the Amended Rights Agreement may be amended further by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Amended Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Amended Rights Agreement; provided, however, that no amendment to lengthen a time period relating to when the Rights may be redeemed may be made at such time as the Rights are not redeemable.

        A copy of the Rights Agreement was filed with the Securities and Exchange Commission as an Exhibit to the Company's Registration Statement on Form 8-A. A copy of the Amendment is filed herewith as Exhibit 4 hereto, and is incorporated herein by reference. A copy of the Rights Agreement, as amended, is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, which is incorporated herein by reference.

        On May 29, 2002, the Company also filed with the Delaware Secretary of State an Amended Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock (the "Amended Certificate") in order to increase the number of shares designated as Series A Preferred Stock from 500,000 to 2,000,000. This amendment was required under the Amended Rights Agreement in order to reserve a sufficient number of shares of Series A Preferred Stock to permit the exercise in full of all rights, including those that will attach to future issuances of Common Stock. A copy of the Amended Certificate is being filed herewith as Exhibit 5, and is incorporated herein by reference.

Item 2.    Exhibits

        The following documents are filed as exhibits to this registration statement.

Exhibit Number	Exhibit Name
1	Rights Agreement, dated as of February 12, 2001, between the Registrant and Computershare Investor Services, LLC as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate. *
2	Amendment No. 1 to Rights Agreement, dated as of July 8, 2001, between the Registrant and Computershare Investor Services, LLC as Rights Agent. *
3	Amendment No. 2 to Rights Agreement, dated as of August 15, 2001, between the Registrant and Computershare Investor Services, LLC as Rights Agent. *
4	Amendment No. 3 to Rights Agreement, dated as of May 29, 2002, between the Registrant and Computershare Investor Services, LLC as Rights Agent.
5	Amended Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock of the Registrant, dated May 29, 2002.
*	Filed previously.

Signature

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

May 31, 2002	divine, inc. (Registrant)
	By:	/s/ MICHAEL P. CULLINANE
	Its:	Executive Vice President, Chief Financial Officer, and Treasurer

Exhibit Index

Exhibit Number	Exhibit Name
1	Rights Agreement, dated as of February 12, 2001, between the Registrant and Computershare Investor Services, LLC as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate. *
2	Amendment No. 1 to Rights Agreement, dated as of July 8, 2001, between the Registrant and Computershare Investor Services, LLC as Rights Agent. *
3	Amendment No. 2 to Rights Agreement, dated as of August 15, 2001, between the Registrant and Computershare Investor Services, LLC as Rights Agent. *
4	Amendment No. 3 to Rights Agreement, dated as of May 29, 2002, between the Registrant and Computershare Investor Services, LLC as Rights Agent.
5	Amended Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock of the Registrant, dated May 29, 2002.
*	Filed previously.

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  Item 1. Description of Registrant's Securities to Be Registered
  Item 2. Exhibits
Signature
Exhibit Index